MONTHLY REPORT - April, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  20,689,917     33,782,130

   Change in unrealized gain (loss) on open          15,351,962     56,744,358
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.       (315,291)      (387,732)
         Treasury obligations

    Interest income                                     303,684      1,236,165

    Foreign exchange gain (loss) on margin              102,987        363,049
       deposits
                                                   ------------   ------------
Total: Income                                        36,133,259     91,737,970

Expenses:
   Brokerage commissions                              5,147,975     19,714,584

   Management fee                                         7,691         23,767

   20.0% New Trading Profit Share                        33,570         75,558

   Custody fees                                               0         40,612

   Administrative expense                               191,495        761,715
                                                   ------------   ------------
Total: Expenses                                       5,380,731     20,616,236

Net Income (Loss) - April, 2010	                  $  30,752,528     71,121,734

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (705,440.785       $ 11,637,326     882,861,186    894,498,512
   units) at March 31, 2010
Addition of 1,050.073 units on                0       1,337,927      1,337,927
   April 1, 2010
Redemption of (7,136.504) units              (0)     (9,356,884)    (9,356,884)
   on April 30, 2010+
Net Income (Loss) - April, 2010         464,323      30,288,205     30,752,528
                                   -------------  -------------   ------------

Net Asset Value at April 30,
2010 (699,553.991 units inclusive
of 199.637 additional units)	   $ 12,101,649     905,130,434    917,232,083
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST April 2010 UPDATE

            April    Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    3.40%        8.18%      $     1,311.13   696,114.906  $ 912,700,795
Series 2    3.07%        3.07*      $     1,317.34        39.121  $      51,535
Series 3    3.09%        7.87%      $     1,317.58     3,399.964  $   4,479,753

*Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 May 6, 2010


Dear Investor:

April was another strong month for the Trust led by solid profits from currency and interest rate futures trading and smaller gains from trading stock index, energy and metal futures. Agricultural commodities trading generated a small loss.

Currency markets were impacted by the Greek bailout saga and an improved economic outlook. Credit tightening statements, non-interest rate policy actions, and/or interest rate increases from a number of central banks including, Australia, Brazil, Canada, China, India, Sweden and Singapore pointed toward greater confidence in the pace of the global recovery. In this environment, long positions in the currencies of: major exporters such as Singapore, which revalued its currency, and Korea; commodity countries such as Australia, and New Zealand; and emerging markets such as Brazil, India, Mexico and Turkey were profitable. Short euro positions versus a number of currencies were also profitable as Greece's travails weighed down the European unit.

There was little movement in short-term interest rates in April, but the chaotic Greek situation and some central bank indications that short-term policy rates may rise to keep inflation under control was bullish for safe haven buying of longer-term government debt. Hence, long positions in German, U.S., Japanese, and British note and bond futures were profitable.

Despite a drubbing on the last day of April, U.S. equities were up for the month while European, Japanese and Chinese equities were down slightly. Gains on long futures positions in U.S., Korean, Swedish, Singaporean and Dutch indices outweighed losses on long positions in Spanish, Italian, French, Hong Kong and Chinese indices.

The commodity sector was narrowly profitable in April, with small gains from energy and metal trading outweighing a small loss from agricultural commodity trading. The IMF projected that strengthening of the global economy will exert upward price pressures on commodities in the near term. The IMF had previously accurately predicted that the 2009 commodity downturn was a pause rather than the end of the "commodities super-cycle". An academic study suggests that since 1971 portfolios which add commodities outperform after the Federal Reserve raises the discount rate. Whether these predictions prove correct in the long-term, they have little bearing on a given month.

Most energy prices rose in April as economic strength implied stronger demand. Brent crude rose to an unusual premium to WTI crude due to ample supplies in the U.S. Heating oil, gas oil and reformulated gasoline blendstock rose, and long positions in these markets were profitable. Natural gas finally found some support and short positions registered moderate losses.

Metals were mixed. Precious metals - gold, silver and platinum - rallied on industrial demand, exchange-traded fund demand, and safe haven demand due to the European sovereign debt problem, and long positions were profitable. Platinum in particular was boosted by improving auto markets and demand for catalytic converters. Long positions were unprofitable in most purely industrial metals (except nickel, used in stainless steel, where demand is expected to exceed supply and a long position was profitable).

In the grains, corn and various categories of wheat found support and short positions were unprofitable. In the tropical softs, a short position in sugar was profitable.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman